May 22, 2009
VIA EDGAR FILING
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	John Reynolds Assistant Director Office of Beverages, Apparel and Health Care Services Mail Stop 3561

RE:	Chico’s FAS, Inc. Form 10-K for the fiscal year ended January 31, 2009 Filed March 27, 2009 Preliminary Proxy Statement on Schedule 14A Filed April 24, 2009 File No.: 001-16435
Dear Mr. Reynolds:
     We are in receipt of the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter dated May 8, 2009 to David F. Dyer, President and Chief Executive Officer of Chico’s FAS, Inc. (the “Company”) in connection with the Staff’s review of the Company’s Form 10-K for the fiscal year ended January 31, 2009 and Preliminary Proxy Statement on Schedule 14A filed April 24, 2009. We respectfully submit the following responses to the comments reflected in your letter of May 8, 2009.
     Each of the responses below includes the original comments from your letter. We have also used the same numbering system and captions as reflected in your letter. We have responded to your specific comments and provided the specific additional data, information, support or explanations requested.
     We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses. Please feel free to call us at the telephone number listed at the end of this letter.

U.S. Securities and Exchange Commission
May 22, 2009

Form 10-K for Fiscal Year Ended January 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 28
Operating Activities, page 29
1.	Please expand in future filings and provide us in a supplemental response for this period your discussion and analysis of the changes in net cash provided by operating activities to explain in a reasonable amount of detail the reasons for material changes in underlying drivers. Refer to FRC 501.13.b.1.
     Company’s response:
     In response to the Staff’s comment, the Company advises the Staff that net cash provided by operating activities was $99.4 million and $208.6 million for fiscal 2008 and 2007, respectively. On a comparative year-to-year basis, the $109.2 million decrease in cash flows from operating activities in fiscal 2008 from fiscal 2007 resulted from a decrease in net earnings of $108.0 million, mainly as a result of decreased sales of the Company’s merchandise and lower merchandise margins.
     Based on the Staff’s comment, we intend to expand, in future filings, the discussion and analysis relating to the changes in the Company’s net cash provided by operating activities consistent with the foregoing supplemental response.
Critical Accounting Policies and Estimates, page 31
2.	Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:
(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.
Refer to FRC 501.14 for further guidance.

U.S. Securities and Exchange Commission
May 22, 2009

     Company’s response:
     In response to the Staff’s comment, the Company respectfully requests to revise its disclosures regarding critical accounting estimates as suggested by the Staff in its next Form 10-K. An example of such Form 10-K disclosure related to our critical accounting policy of inventory valuation and shrinkage follows:
          Inventory Valuation and Shrinkage
The Company identifies potentially excess and slow-moving inventories by evaluating turn rates and inventory levels in conjunction with the Company’s overall growth rate. Excess quantities of inventory are identified through evaluation of inventory aging, review of inventory turns and historical sales experiences, as well as specific identification based on fashion trends. Further, exposure to inadequate realization of carrying value is identified through analysis of gross margins and markdowns in combination with changes in current business trends. The Company provides lower of cost or market reserves for such identified excess and slow-moving inventories. Historically, the variation of those estimates to observed results has been insignificant, and although possible, significant variation is not expected in the future. If, however, our markdown rate and cost percentage estimates varied by 10% of their values, the carrying amount of inventory would change by $0.5 million (based on the inventory balance at January 31, 2009).
The Company estimates its expected shrinkage of inventories between its physical inventory counts by applying historical chain-wide average shrinkage experience rates. The historical rates are updated on a regular basis to reflect the most recent physical inventory shrinkage experience. Historically, the variation of those estimates to observed results has been insignificant, and although possible, significant variation is not expected in the future. If, however, our estimated shrinkage percentages varied by 10%, we would incur approximately $1.4 million in additional expense and the carrying amount of inventory would change by $0.1 million (based on the inventory balance at January 31, 2009).
     The Company will also revise its disclosures for other critical accounting estimates in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission
May 22, 2009

     Evaluation of Long-Lived Assets, page 32
3.	We note on page 45 that you performed a review of your goodwill in the third quarter of fiscal 2008 as a result of a decline in the market capitalization as well as a decline in the business climate during 2008 and determined that your goodwill was not impaired. We further note that you performed an annual impairment test of goodwill in the fourth quarter and again determined that no impairment of goodwill was necessary. Please address the following:
(a)	Expand your discussion of critical accounting policies in future filings to describe the significant assumptions and estimates underlying your impairment analyses. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and a terminal rate. In addition, quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

(b)	To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, disclose in future filings and explain to us in a supplemental response the carrying value of each reporting unit and the fair value of the reporting unit for which an impairment is reasonably possible.
     Company’s response:
     In response to comment (a), the Company advises the Staff that the Company’s discussion of critical accounting policies in future filings will describe the significant assumptions and discussions underlying the Company’s discounted cash flow analysis prepared as part of its goodwill impairment testing. Such disclosure with respect to the discounted cash flow analysis will indicate that the Company’s most significant assumptions used in a discounted cash flow model include estimates used to forecast cash flows including overall sales growth composed of future comparable store sales growth and changes in store counts or square footage growth rates. The Company also estimates future gross margin and operating margin percentages. In addition, such disclosure will indicate that the Company estimated the discount rate, based on an approximation of the Company’s weighted average cost of capital formulated by reviewing assumptions used by marketplace participants, in order to calculate the present value of forecasted future cash flows. The Company also estimated the future cash flows beyond the 10-year forecast period for purposes of the present value computation by applying a long-term growth rate commensurate with an estimate of overall U.S. economic growth.
     The Company will also assess the sensitivity of the estimates used in the discounted cash flow analysis and will provide disclosures for those changes that are reasonably likely to have a material effect on the financial statements. The estimates that the Company would expect to

U.S. Securities and Exchange Commission
May 22, 2009

disclose could include change to the weighted average cost of capital and estimated comparable store sales growth.
     In response to comment (b), the Company advises the Staff that, in future filings, if there is any reporting unit for which an impairment is reasonably possible, the Company will disclose the carrying value and fair value of each such reporting unit, using a format substantially as follows.

Total
		Fair	Net Book
		Market	Value of	Excess of	% Excess
Reporting	Assigned	Value	Assets	FMV over	of FMV
Unit	Goodwill	(FMV)	(NBV)	NBV	over NBV

xxxxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx	xx,xxx
     Item 9A. Controls and Procedures, page 62
     Controls and Procedures, page 62
4.	We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company’s disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filing.” Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Refer to Exchange Act Rule 13a-15(e).
     Company’s response:
     In response to the Staff’s comment, the Company will update its future filings to add the following disclosure concerning its disclosure controls and procedures:
     The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

U.S. Securities and Exchange Commission
May 22, 2009

     Signatures
5.	Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) and (b) to Form 10-K. If the company’s controller or principal accounting officer has signed the form, please advise, and confirm that in future filings the company will indicate all capacities in which its officers are signing the form.
     Company’s response:
     In response to the Staff’s comment, the Company notes that Kent A. Kleeberger, the Company’s Executive Vice President-Finance, Chief Financial Officer and Treasurer, was at the time of filing and is the Company’s principal accounting officer in addition to being the Company’s principal financial officer. The Company is aware of the requirement in General Instruction D.2(a) and will clearly identify the principal accounting officer in all future filings, even if it is the same person who is designated as the principal financial officer.
     Form 8-K filed December 1, 2008
6.	We note that the credit agreement with SunTrust Bank filed as an exhibit did not include all of the exhibits and schedules to the agreement. Please explain why these were not filed pursuant to Item 601(b)(10) of Regulation S-K.
     Company’s response:
     In response to the Staff’s comment, the Company will file the credit agreement with SunTrust Bank in its entirety including all exhibits and schedules by way of an amendment to its Form 8-K originally filed with the Commission on December 1, 2008.
     If you have any questions or comments with regard to the foregoing, please contact me at (239) 274-4987.

Sincerely, /s/ Kent A. Kleeberger Kent A. Kleeberger Executive Vice President-Finance, Chief Financial Officer and Treasurer

cc:	Steve Lo Ryan Milne Pamela Howell Damon Colbert